

Mail Stop 4546

July 17, 2017

Via E-mail
Mr. James Tripp
Director and Acting Chief Executive Officer
Rasna Therapeutics, Inc.
420 Lexington Avenue
Suite 2525
New York, NY 10170

> **Re:** **Rasna Therapeutics, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2016**
> **Filed September 28, 2016**
> **Form 10-Q for the Quarterly Period Ended September 30, 2016**
> **Filed November 21, 2016**
> **File No. 333-191083**

Dear Mr. Tripp:

We have reviewed your July 6, 2017 response to our comment letter and have the following comment.

Please respond to this comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe that the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our reference to a prior comment is to a comment in our June 29, 2017 letter.

Form 10-Q for the Quarterly Period Ended September 30, 2016
Notes to Condensed Consolidated Financial Statements
3. Acquisitions, page 10

1. We have reviewed your response to our prior comment. Please confirm to us that you will revise your future filings to enhance your disclosure surrounding the nature of and accounting for your rights to Prof. Falini's NPM1 research and conclusions. These disclosures should include:
    *   A better description of the asset acquired and what you are using it for. Since IPR&D by definition is in process and you have represented to us that the

asset you acquired was complete and required no further work on your part, we do not believe IPR&D appropriately describes the asset; and

- The alternative future uses of the asset as determined on the acquisition date to support capitalization.

You may contact Keira Nakada, Senior Staff Accountant, at (202) 551-3659 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance